SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 22, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

This Report on Form 6-K contains the press releases dated April 21, 2008 of Qimonda AG.
•	Results of the second financial quarter ended March 31, 2008

•	Goodwill impairment by Qimonda AG and write-down by Infineon AG in Qimonda AG

News Release • Presseinformation
Qimonda Reports Results for the Second Quarter of Financial Year 2008
KEY FIGURES AND HIGHLIGHTS
•	Net sales declined to Euro 412 million; EBIT loss narrowed to Euro 468 million and net loss narrowed to Euro 482 million from the previous quarter, including Euro 61 million impairment of goodwill

•	Gross cash position of Euro 768 million; positive net cash position of Euro 216 million

•	Introducing Euro 180 million comprehensive cost reduction program including a reduction in workforce in the range of 10 percent on a worldwide basis

•	Significant progress in discussions with potential partners results in first license agreement with Winbond on 65nm Buried Wordline technology

•	Mass production of breakthrough Buried Wordline technology planned for September 2008
Munich, Germany – April 21, 2008 — Qimonda AG (NYSE: QI) today announced results for the second quarter of financial year (FY) 2008, which ended March 31, 2008. Net sales decreased to Euro 412 million, or 20 percent, from Euro 513 million in the first quarter of FY 2008. Compared to the second quarter of FY 2007, sales declined 58 percent from Euro 984 million.

Page 2 of 10 April 21, 2008
In the second quarter of FY 2008, Qimonda recorded an EBIT loss of Euro 468 million compared to an EBIT loss of Euro 590 million in the first quarter of FY 2008 and a positive EBIT of Euro 85 million in the second quarter of FY 2007. Net loss was Euro 482 million, or a loss per share (basic and diluted) of Euro 1.41, compared to a net loss of Euro 598 million in the first quarter of FY 2008, or a loss per share (basic and diluted) of Euro 1.75. In the second quarter of FY 2007, Qimonda reported net income of Euro 57 million or earnings per share (basic and diluted) of Euro 0.17.
For the first half of FY 2008, Qimonda recorded net sales of Euro 925 million, a decrease of 57 percent compared to the same period last year. EBIT loss for the first half of the financial year was Euro 1,058 million compared to a positive EBIT of Euro 335 million in the first half of the previous financial year. Net loss amounted to Euro 1,080 million or a loss per share of Euro 3.16 compared to net income of Euro 234 million or earnings per share of Euro 0.68 in the first half of FY 2007.
“Even though second quarter results show an improvement compared to last quarter, we are still operating in extremely difficult market conditions,” said Kin Wah Loh, President and Chief Executive Officer of Qimonda AG. “Since the beginning of this industry downturn, we have reduced our capital expenditures, phased out 200mm foundries and more recently reduced the loading of our 300mm foundry capacities. Now we are introducing a comprehensive cost reduction program to further adjust our cost structure. At the same time, our breakthrough Buried Wordline technology will give us a competitive leap forward in productivity, product portfolio and partnerships. I am excited to announce our first partnership based on this new technology platform with Winbond.”

Page 3 of 10 April 21, 2008
Results from Operations
In the second quarter, Qimonda realized bit shipment growth of 48 percent compared to the corresponding period one year earlier. Net sales decreased mainly due to a 67 percent decline in average selling price for the company’s products compared with the prior year quarter as well as a weaker US dollar. Compared with the first financial quarter, bit production grew by 6 percent mainly due to productivity improvements. Bit shipments decreased by 9 percent as finished goods inventories grew slightly. Net sales decreased due to the lower bit shipments and a 7 percent decline in average selling prices for the company’s products. Qimonda’s share of shipments to PC applications grew slightly to 56 percent due to its increased focus on accelerating the conversion of its process technology.
In the second quarter of FY 2008, Qimonda generated 32 percent of its net sales in North America, 17 percent in Europe, 40 percent in Asia Pacific and 11 percent in Japan.
Year over year, gross margin and net income turned to losses due to the significant decline in average selling prices, resulting in a net loss in the second quarter of FY 2008. The effect of the rapid and deep price decline could not be offset by higher bit shipments and improved manufacturing productivity. Quarter over quarter, negative gross margin and net loss narrowed primarily due to the absence of inventory write downs for the quarter as well as the effect of the restructuring and business discontinuation charges that were recorded in the first quarter. However, net loss in the second quarter included a write down of goodwill of Euro 61 million. Pursuant to US GAAP standard SFAS No. 142, the company assessed its recorded goodwill for impairment. As a result of this assessment, Qimonda wrote off the full carrying amount

Page 4 of 10 April 21, 2008
of its goodwill as of March 31, 2008. This non-cash charge of Euro 61 million is reflected as other operating expense.
Qimonda had converted more than 75 percent of its capacities to 80nm and 75nm by the end of March and is on track to reach a conversion rate of 90 percent by September 2008.
Cash Flow and Balance Sheet
In the second quarter of FY 2008, cash outflow from operations narrowed to Euro 110 million compared to an outflow of Euro 158 million in the first quarter of FY 2008, mainly due to improvements in working capital. Capital expenditures in the second quarter of FY 2008 were primarily used for technology conversions and decreased significantly to Euro 79 million from Euro 190 million in the prior quarter. Free cash flow was negative Euro 193 million. The previous quarter free cash flow of negative Euro 217 million included a cash inflow of Euro 131 million from sale leaseback transactions.
At the end of the second quarter of FY 2008, Qimonda’s gross cash position increased to Euro 768 million compared to Euro 746 million in the last quarter. The company’s net cash position in the second quarter was Euro 216 million compared to Euro 374 million in the first quarter of FY 2008. The second quarter figures include Euro 170 million in proceeds from a convertible bond issuance and a Euro 40 million term loan.
“In a difficult market environment we maintained strict financial discipline and ensured a solid cash position,” said Michael Majerus, Chief Financial Officer of Qimonda AG.

Page 5 of 10 April 21, 2008
Technology and Partnerships
Based on the recent progress the company has made, Qimonda plans to further accelerate the conversion to the new Buried Wordline technology and plans to introduce the first product, a 1G DDR2 on 65nm Buried Wordline technology, in September 2008.
Qimonda has just signed a technology license and foundry agreement on the 65nm Buried Wordline technology with Winbond. This partnership builds on a longstanding history of successful mutual cooperation. Qimonda is also in discussions with other potential partners regarding its breakthrough technology.
Cost Reduction Program
Since the beginning of the market downturn in 2007, Qimonda has cut capital expenditures approximately by half, completely phased out less productive 200mm foundries and reduced 300mm foundry capacities. This puts Qimonda now in a position to implement in a second step a comprehensive cost reduction program to adjust its cost structure accordingly and lower its breakeven point. The company targets Euro 180 million in annualized cost reductions compared to the current cost structure. These cost reductions are based on a combination of reducing workforce in the range of 10 percent on a worldwide basis and cutting recurring costs. This includes a reduction in non-volatile memory development to basic research activities. The related agreement with Macronix will be terminated. Qimonda expects to realize these savings in full starting in FY 2009 and to accrue any restructuring charges relating to this program by the end of FY 2008.

Page 6 of 10 April 21, 2008
Outlook
For the third quarter, Qimonda expects its bit production to decrease by a high single digit percentage compared to the second quarter, mainly due the reduction of capacity corridors with foundry partners.
Qimonda is currently targeting an increase in its bit production for FY 2008 of 20 to 30 percent, taking into account a reduction of 300mm capacities at its foundry partners, compared to its prior estimate of 30 to 40 percent. In general, Qimonda expects a slow down of supply growth in the market, in line with market researchers, eventually leading to a more balanced supply and demand situation.
Qimonda is further reducing its target for SG&A expenses for FY 2008 to between Euro 180 million and Euro 200 million compared to its original target at the beginning of the financial year of between Euro 210 million and Euro 230 million.
For FY 2008, Qimonda continues to expect bit demand for DRAM to be driven by continued solid growth in servers, consumer and communication applications and the move to higher density modules in the PC market. Qimonda expects its share of bit-shipments for use in non-PC applications to be greater than 50 percent for the full financial year.
Recent Strategic and Production Highlights
•	Technology Breakthrough: innovative Buried Wordline DRAM technology to further advance the company’s diversified product portfolio and to deliver improvements in its productivity.

Page 7 of 10 April 21, 2008
•	Convertible bond fully exercised with total principal amount of US Dollar 248.1 million.

•	Intel Validation of DDR3 SO-DIMMs on upcoming Intel® Centrino® 2 Processor Technology Mobile Platforms.
Upcoming Events 2008
➢	July 24 Earnings Release for the Third Quarter of FY 2008
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the second quarter of the 2008 financial year, which ended March 31, 2008. This financial information includes reconciliations of the non-US GAAP financial measures EBIT, net cash position and free cash flow to net income, gross cash position and cash flow from operations, respectively, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 7984877 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on April 24, 2008.

Page 8 of 10 April 21, 2008
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and our prospectus supplement filed with the SEC on February 11, 2008, each of which is available without charge on our website and at www.sec.gov.

Page 9 of 10 April 21, 2008
Qimonda AG and Subsidiaries
Unaudited Financial Information
Second Quarter 31.03.2008
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	6 Months	6 Months
	March 31	Dec 31	March 31	March 31	March 31
	Q2 FY 2008	Q1 FY 2008	Q2 FY 2007	FY 2008	FY 2007

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	412	513	984	925	2,157
Cost of goods sold	(652)	(927)	(785)	(1,579)	(1,608)

Gross (loss) profit	(240)	(414)	199	(654)	549
Research and development expense	(109)	(110)	(96)	(219)	(193)
Selling, general and administrative expense	(42)	(48)	(48)	(90)	(92)
Restructuring charges	(2)	(16)	—	(18)	—
Other operating (expense) income, net	(60)	3	3	(57)	3

Operating (loss) income	(453)	(585)	58	(1,038)	267
Interest (expense) income, net	(5)	1	2	(4)	3
Equity (loss) in earnings of associated companies	(12)	2	28	(10)	65
Loss on associated company share issuance	—	(7)	—	(7)	—
Other non-operating (expense) income, net	(2)	2	1	—	6
Minority interests	(1)	(2)	(2)	(3)	(3)

Income (loss) before income taxes	(473)	(589)	87	(1,062)	338
Income tax expense	(9)	(9)	(30)	(18)	(104)

Net (loss) income	(482)	(598)	57	(1,080)	234

Earnings (loss) per share — basic and diluted (in euro)	(1.41)	(1.75)	0.17	(3.16)	0.68

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	540	509	872	540	872
Marketable securities	228	237	263	228	263
Trade accounts receivable, net	194	258	505	194	505
Inventories	344	386	753	344	753
Deferred income taxes	31	38	51	31	51
Other current assets	147	240	201	147	201

Total current assets	1,484	1,668	2,645	1,484	2,645

Property, plant and equipment, net	1,982	2,146	2,061	1,982	2,061
Intangible assets, net	71	138	153	71	153
Long-term investments	561	594	668	561	668
Deferred income taxes	142	151	162	142	162
Other assets	24	19	19	24	19

Total assets	4,264	4,716	5,708	4,264	5,708

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	123	68	69	123	69
Trade accounts payable	603	704	658	603	658
Accrued liabilities	121	146	150	121	150
Deferred income taxes	5	5	17	5	17
Other current liabilities	297	261	294	297	294

Total current liabilities	1,149	1,184	1,188	1,149	1,188

Long-term debt	429	304	129	429	129
Pension liabilities	27	25	29	27	29
Deferred income taxes	14	26	51	14	51
Long-term accrued liabilities	16	18	5	16	5
Other liabilities	226	202	182	226	182
Minority Interest	80	84	76	80	76

Total liabilities	1,941	1,843	1,660	1,941	1,660

Total shareholders’ equity	2,323	2,873	4,048	2,323	4,048

Total liabilities and shareholders’ equity	4,264	4,716	5,708	4,264	5,708

Page 10 of 10 April 21, 2008
Qimonda AG and Subsidiaries
Unaudited Financial Information
Second Quarter 31.03.2008
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	6 Months	6 Months
	March 31	Dec 31	March 31	March 31	March 31
	Q2 FY 2008	Q1 FY 2008	Q2 FY 2007	FY 2008	FY 2007

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash (used in) provided by operating activities therein:	(110)	(158)	286	(268)	724
Depreciation and amortization	162	163	171	325	332
Impairment Goodwill	61	—	—	61	—

Net cash used in investing activities therein:	(87)	(35)	(278)	(122)	(486)
Net (purchases) proceeds of marketable securities	(4)	24	(119)	20	(130)
Purchases of property, plant and equipment	(79)	(190)	(144)	(269)	(365)

Net cash provided by (used in) financing activities therein:	232	(38)	(191)	194	(295)
Net change in short-term debt due Infineon	—	—	(184)	—	(296)

RECONCILIATIONS

Net (loss) income	(482)	(598)	57	(1,080)	234
Interest (expense) income, net	(5)	1	2	(4)	3

Earnings (loss) before Interest (EBI)	(477)	(599)	55	(1,076)	231
Income tax expense	(9)	(9)	(30)	(18)	(104)

Earnings (loss) before Interest and Taxes (EBIT)	(468)	(590)	85	(1,058)	335

Cash and cash equivalents	540	509	872	540	872
Marketable securities	228	237	263	228	263

Gross Cash position	768	746	1,135	768	1,135

Short-term debt and current maturities	123	68	69	123	69
Long-term debt	429	304	129	429	129

Total financial debt	552	372	198	552	198

Net Cash position	216	374	937	216	937

Total shareholders’ equity	2,323	2,873	4,048	2,323	4,048

Capital Employed	2,107	2,499	3,111	2,107	3,111

Net cash (used in) provided by operating activities	(110)	(158)	286	(268)	724
Net cash used in investing activities	(87)	(35)	(278)	(122)	(486)
Net purchases (proceeds) of marketable securities	4	(24)	119	(20)	130

Free Cash Flow	(193)	(217)	127	(410)	368

STATISTICS AND RATIOS

Gross Margin	(58)%	(81)%	20%	(71)%	25%
R&D as % of sales	26%	21%	10%	24%	9%
SG&A as % of sales	10%	9%	5%	10%	4%
EBI / Sales	(116)%	(117)%	6%	(116)%	11%
EBIT Margin	(114)%	(115)%	9%	(114)%	16%
Net income / Sales	(117)%	(117)%	6%	(117)%	11%
Effective Tax Rate	(2)%	(2)%	34%	(2)%	31%
Weighted Average Shares Outstanding (million) — basic	342	342	342	342	342
Sales / Equity	0.7	0.7	1.0	0.8	1.1
Capital Turnover (Sales / Capital Employed)	0.8	0.8	1.3	0.9	1.4
Net (loss) income / Equity ratio	(83)%	(83)%	6%	(93)%	12%
ROCE (EBI / Capital Employed)	(91)%	(96)%	7%	(102)%	15%

News Release • Presseinformation
Qimonda’s operations and balance sheet unaffected by Infineon write-down
Goodwill impairment of €61 million; remaining assets not impaired
Munich, April 21, 2008 — Infineon Technologies AG, Munich, today announced that it takes the next step in preparation for the planned disposal and resulting deconsolidation of its investment in Qimonda AG, Munich. As of March 31, 2008, the assets and liabilities of Qimonda are being reclassified into “Assets Held for Sale” in the consolidated balance sheet of Infineon. Following this reclassification, and in contemplation of its planned deconsolidation, the carrying amount of the investment in Qimonda was reduced to its market value determined on a held-for-sale basis. The accounting by Infineon for its investment in Qimonda has no direct impact on Qimonda’s financial reporting.
Independent of Infineon’s reclassification of its investment in Qimonda to “Assets Held for Sale”, Qimonda has, in accordance with the accounting principles applicable to it, assessed its own assets for recoverability of their carrying values. This assessment is based on the expected future use of the company’s assets in its continuing operations and, among other factors, considers medium term developments and expectations in Qimonda’s business. Based on the analysis performed, Qimonda concluded that the carrying amount of its pre-existing goodwill is impaired and determined that all of its tangible and remaining intangible assets are not impaired. As a result, Qimonda will write off goodwill and charge other operating expense in the total amount of Euro 61 million as of March 31, 2008.

page 2 of 2 April 21, 2008
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and our prospectus supplement filed with the SEC on February 11, 2008, each of which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: April 22, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh Chief Executive Officer and Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board